Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352
 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com

April 17, 2013

Filed Via Edgar

Terrence O'Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Universal Forest Products, Inc.
Form 10-K
Filed February 26, 2013
File No. 0-22684

Dear Mr. O'Brien:

On behalf of Universal Forest Products, Inc., a Michigan corporation ("UFP"), we are responding to your most recent letter dated April 12, 2013, with respect to the above-referenced filing.  The comments from your April 12, 2013, letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 29, 2012

General

1.
We note the Acknowledgement page at the end of the response.  Please address in your letter that such Acknowledgement does not appear to be dated appropriately  nor is there a clear signature.  In your response letter, please provide an acknowledgement of the Tandy language from an officer of the company that is appropriately signed and dated.

We apologize for the oversight in failing to include the date and signature on the Acknowledgement that accompanied our March 29, 2013 response.  The attached includes the dated and signed Acknowledgment of the Company, as requested.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Terrence O'Brien
April 17, 2013

2.
We have read your response to comment 2 in our letter dated March 21, 2013.  It is unclear how you have concluded that the additional analysis by reportable segment is "duplicative" of the comparative market analysis already set forth in your MD&A or "will  promote confusion" in understanding your financial results and operations, given, among other things, the material changes in each reportable segment's net sales and operating profit for the periods presented.  The existing MD&A does not explain these material variances and therefore a reader is unable to understand why, for example, the Eastern and Western Divisions' segment operating profit increased $32.4 million during 2012 or why the Site-Built segment incurred an operating loss of $6.4 million in 2011 but reported operating profit of $1.3 million in 2012, and whether these change are indicative of a trend or is the result of non-recurring factors.  Therefore, as previously requested, please revise future filings to provide a fulsome segment discussion and analysis in accordance with SEC Release No. 33-8350, Section 501.12.b.2 of the Financial Reporting Codification, as well as Item 303(a)(3) of Regulation S-K.

In response to the Commission's comments, future filings will provide the requested segment discussion and analysis.

*  *  *  *  *

In responding to our comments, please provide a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM
Michael G. Wooldridge
MGW/jmn
6055519_1

Mr. Terrence O'Brien
April 17, 2013

cc:	Mr. Michael Cole, Chief Financial Officer

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

April 17, 2013
Michael Cole, Chief Financial Officer, Universal Forest Products, Inc.